February 19, 2008

VIA EDGAR & FAX

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2006
Filed 3/01/07
File No. 001-32223

Dear Mr. Gordon:

This letter sets forth the Company’s response to the additional comments in your letter dated February 15, 2008 to Mr. Laurence S. Geller, concerning the above referenced report. For convenient reference, we have prefaced each of our responses with your comment in bold type.

Form 10-K for the year ended December 31, 2006

Deferred Financing Costs, page 79

1.	We note your response to comment 3; however, except in the case of increasing-rate debt, amortization of debt issuance costs should occur over the period to the earliest put date so that the carrying amount of the debt at that date is equal to the settlement amount. Therefore, we believe that the amortization period should be based on the earliest settlement date, excluding renewal option periods. Furthermore, you state that you have both the intention and ability to extend the loan terms by exercising the renewal options; however, based on the amounts of unamortized deferred financing costs included in loss from extinguishment of debt in your financial statements, it appears that historically you have had to write off deferred financing costs due to the early extinguishment of debt. Please explain. In addition, please provide us with a materiality analysis that shows the impact on the 3 years presented if you were not allowed to use extension options to determine the amortization period.

Response:

As noted in our response to the staff on January 18, 2008, the Company considers the extension option periods in determining the life of the loan only when (a) it is the Company’s intention, at loan inception, to exercise the options and renew the loans to extend through the option periods, and (b) such extension is at the discretion of the Company without a requirement of a significant financial obligation upon such extension. If the aforementioned criteria are not met, the Company does not include the extension periods in the life of the loan. For loans with put options, the Company does not include renewal option periods in the life of the loan.

During the three years presented in our Form 10-K, there were three loans in which a) the Company early extinguished the loan and/or refinanced the borrowing, and b) had a write-off of deferred financing costs that had previously been amortized over a period that included renewal options. In each of these cases, the Company had the unilateral ability to renew these loans at the renewal option dates, and the lender did not have the ability to put the loan to the Company at any time throughout the life of the loan, including extension periods. At inception, because the Company had both the intention and ability to extend the loan term by exercising its renewal options, the Company included such periods in the life of the loan. The Company’s basis in GAAP for including renewal options is included in our response dated January 18, 2008.

However, events subsequent to loan inception led the Company to repay the original loans. During 2006 and 2005, the Company undertook a major repositioning of its hotel portfolio, and acquired several unique upper-upscale and luxury properties while disposing of certain properties where we believed the opportunity to increase value was not as great. The repositioning of the hotel portfolio drove the need to repay original borrowings and put new loans in place, as the underlying collateral on the original loans was now changed. Such refinancings also provided the Company with additional flexibility to accommodate future dispositions and acquisitions. These events were not anticipated at loan inception.

In the case of a fourth early extinguishment of a loan during the 3 year period, the Company had been amortizing the related deferred financing costs over the initial term, excluding renewal option periods, as the aforementioned criteria were not met at the inception of the loan.

In response to the Staff’s request, the following table presents the pro-forma impact on the 3 years presented if the Company were not allowed to use the extension options to determine the amortization period.

(in thousands) Consolidated Statements of Operations

	2006	2005	2004

Increase/(decrease) to non-operating earnings if amortization period did not include extension options
Amortization of deferred financing costs	$(1,897)	$(2,139)	$(761)
Loss on early extinguishment of debt	1,135	2,165	—
Equity in earnings of joint ventures	(905)	—	—
Minority interest	22	—	—

Adjustment	$(1,645)	$26	$(761)

Income (loss) from continuing operations
As reported	$33,493	$8,951	$(51,799)
Adjustment	(1,645)	26	(761)

If adjusted	$31,848	$8,977	$(52,560)

Net Income (Loss)
As reported	$120,129	$30,260	$13,333
Adjustment	(1,645)	26	(761)

If adjusted	$118,484	$30,286	$12,572

Consolidated Balance Sheet

	December 31, 2006	Cumulative Adjustment to balance sheet	If Adjusted
Total Assets	$3,255,709	$(2,402)	$3,253,307
Total Shareholders’ Equity	1,317,290	(2,380)	1,314,910

Quantitative Analysis

Deferred financing costs at December 31, 2006 were $10.7 million. Had the Company amortized deferred financing costs over a term excluding the extension periods, deferred financing costs at December 31, 2006 would have been reduced by $1.5 million. In addition, investment in hotel venture would have been reduced by approximately $0.9 million due to the impact of the adjustment on an unconsolidated subsidiary.

Using the “rollover approach” under SAB 108, the impact of the adjustment is less than 5 percent of income (loss) from continuing operations for 2006, 2005, and 2004, and less than 5 percent of net income for 2006 and 2005. For 2004, the adjustment would reduce net income by 5.7 percent.

Using the “iron curtain” approach under SAB 108 at December 31, 2006, the cumulative impact of the adjustment represents 0.2 percent of shareholders’ equity, less than 0.1 percent of total assets, 7.1 percent of income from continuing operations, and 2 percent of net income.

The Company believes that net income is a more important measure of profitability than income from continuing operations, given the Company’s history of real estate acquisitions and dispositions, combined with the effects of the accounting rules for discontinued operations.

Based on the quantitative analysis, the Company does not believe that any adjustment to eliminate the renewal periods from the life of the loan, if required, would materially impact our previously issued financial statements.

Qualitative Analysis

As discussed in SAB 99, the Company would also look to qualitative factors when assessing materiality of a potential adjustment. In this evaluation, the Company offers the following:

•	The Company has disclosed the amount of deferred financing costs and its method of determining amortization expense in a very transparent manner in our financial statements.

•	An adjustment, if required, would not impact cash flow or cash flow from operations for any period.

•	An adjustment, if required, would not mask a change in earnings or other trends.

•	An adjustment, if required, would not change income into a loss or a loss into income.

•	An adjustment, if required, would not have impacted the Company’s compliance with loan covenants or other regulatory requirements.

•	An adjustment, if required, would not have impacted the level of management compensation during prior periods.

In conclusion, the Company believes that its accounting policy for amortizing debt issuance costs is consistent with GAAP. Importantly, the Company had the unilateral ability to renew these loans at the renewal option dates, and the lender did not have the ability to put the loan to the Company at any time during the loan period, including extension options. At inception, because the Company had both the intention and ability to extend the loan term by exercising its renewal options, the Company included such periods in the life of the loan. Subsequent changes in circumstances, driven by the hotel acquisitions and dispositions, resulted in early extinguishments for the respective borrowings.

In a circumstance in which the Staff differs with such conclusion, the Company believes that, based upon the qualitative and quantitative factors discussed above (1) the effect of the adjustment on any individual period prior to 2006 would not have had a material impact on the Company’s reported financial results for the respective periods, and (2) the cumulative effect of the adjustment from prior periods is not material to the Company’s 2006 financial results, and that therefore, no adjustment is required to our previously issued financial statements. The Company does not believe that the magnitude of the adjustment would be such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of this item, as discussed in SAB 99.

Deferred Transaction Costs, page 80

2.	We note your response to comment 4. You state that you capitalized the costs as offering expenses. However, it appears to us that some of the costs were organizational expenses. Please provide us with more details regarding the nature of these costs and how you determined that they were offering costs instead of organizational costs which would have been expensed as occurred.

Response:

The Company’s plan was to roll-up four existing hotel properties into a newly formed wholly-owned subsidiary that would list its securities on the Euronext Amsterdam Stock Exchange. In connection therewith, the Company engaged

•	Underwriters to lead the offering of public equity securities, and underwriters counsel

•	Legal counsel to assist in the preparation of a long form offering document to be used by the Company in the securities offering

•

Accountants to assist in the preparation of three years of financial statements prepared on a basis in accordance with international financial reporting standards to be included in the offering document

•	Independent accountants to audit the financial statements in the previous point

Costs related to the above activities were determined to be specific incremental costs directly attributable to our subsidiary’s planned offering, in accordance with SAB Topic 5.A, “Expenses of Offering” which states:

“Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

The costs incurred and deferred (1) were direct costs of issuing securities and obtaining capital, and (2) would not have been incurred in the absence of such issuance. Such costs were not normal and recurring accounting and auditing costs. Prior to the planned offering, the Company annually incurred financial statement preparation and auditing costs for the individual hotel properties. Those costs were appropriately expensed as incurred.

In response to the Staff’s request, the Company has provided a detailed listing of the costs deferred in connection with the European securities offering and subsequently expensed in the third quarter of 2007 when the planned European securities offering was abandoned (in thousands):

Nature of costs	Amount
Outside accounting firm engaged to assist in preparation of combined financial statements in accordance with IFRS	$1,898
Independent accounting firm engaged to audit such financial statements	1,680
Due diligence and assistance in the preparation of offering documents
- Company securities counsel	1,610
- Accounting firm	662
Underwriter’s counsel	560
Appraisal of properties	132
Investment banking	280
Tax advisory and consulting costs	274
Other offering expenses	262

Total costs	$7,358

With respect to the question of whether these costs constitute offering costs or organizational costs, the Company considered both the guidance in SAB Topic 5.A. (see above) and SOP 98-5, “Reporting on the Costs of Start-Up Activities,” which requires start-up costs to be expensed as incurred. SOP 98-5 defines start-up activities as:

“one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities include activities related to organizing a new entity (commonly referred to as organization costs).”

The costs incurred by the Company were not start-up costs or organizational costs as contemplated in SOP 98-5. The Company’s operations in Europe were not in a start-up stage. The Company was not commencing a new business, entering a new territory or setting up new operations in Europe. Rather, the Company was planning to offer to the public a share of existing operations which had been previously organized by the Company in Europe. The banking, accounting, auditing and legal costs incurred by the Company were incurred solely as a result of the planned securities offering and would not have been incurred absent such offering.

We respectfully request that the staff review our responses in this letter promptly, to provide for a timely filing of our 2007 Form 10-K. We plan to contact Ms. Jessica Barberich to discuss our responses and respond to any further comments or questions the staff may have. Should you have any questions or comments, please call me at (312) 658-5756. Thank you in advance for your prompt attention to this matter.

Sincerely,

Stephen M. Briggs
Vice President, Principal Accounting Officer